Exhibit 99.1

NYSE, TSX: NTR	News Release
February 15, 2023

Nutrien Increases Quarterly Dividend and Announces

Intent to Launch a New Share Repurchase Program

SASKATOON, Saskatchewan – Nutrien Ltd (TSX and NYSE: NTR) announced today that its Board of Directors declared a quarterly dividend of US$0.53 per share payable on April 13, 2023, to shareholders of record on March 31, 2023. This represents a 10 percent increase from the prior dividend declared on November 3, 2022 and equates to an annualized dividend of US$2.12 per share.

The Board also approved the purchase of up to five percent of Nutrien’s issued and outstanding common shares over a twelve-month period through a normal course issuer bid (NCIB). Any purchases of common shares will be subject to acceptance by the Toronto Stock Exchange of Nutrien’s notice to commence a NCIB.

Registered shareholders who are residents of Canada as reflected in Nutrien’s shareholders register, as well as beneficial holders (i.e., shareholders who hold their common shares through a broker or other intermediary) whose intermediary is a participant in CDS Clearing and Depositary Services Inc. or its nominee, CDS & Co., will receive their dividend in Canadian dollars, calculated based on the Bank of Canada daily average exchange rate on March 31, 2023. Registered shareholders resident outside of Canada as reflected in Nutrien’s shareholders register, including the United States, as well as beneficial holders whose intermediary is a participant in The Depository Trust Company or its nominee, Cede & Co., will receive their dividend in US dollars. However, registered shareholders of Nutrien may elect to change the currency of their dividend payments to US dollars or Canadian dollars, as applicable. In addition, Nutrien offers registered shareholders direct deposit by electronic funds transfer for dividend payments.

Registered shareholders may elect to change the currency of their dividend and enroll for direct deposit by contacting, Nutrien’s registrar and transfer agent, Computershare Investor Services Inc., directly (1-800-564-6253 or service@computershare.com). Beneficial shareholders should contact their broker or other intermediary to determine the ability and necessary steps involved in an election to change the currency of their dividend payment. For further details, please visit www.nutrien.com/investors/shareholder-information/dividends.

All dividends paid by Nutrien are, pursuant to subsection 89(14) of the Income Tax Act (Canada), designated as eligible dividends.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, helping to safely and sustainably feed a growing world. We operate a world-class network of production, distribution and retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value for all stakeholders by advancing our key environmental, social and governance priorities.

FOR FURTHER INFORMATION:

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

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